Exhibit 99.1

Solaris Resources Inc.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:

British Columbia Securities Commission, as principal regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Office of the Superintendent of Securities

Office of the Superintendent of Securities Nunavut

AND TO:	KPMG LLP, Chartered Professional Accountants (“KPMG”) BDO Canada LLP (“BDO”)

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Company hereby gives notice pursuant to section 4.11 of NI 51-102 as follows:

1.	Effective June 25, 2025 (the “Effective Date”), KPMG has resigned as auditor of the Company on its own initiative.

2.	BDO has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on the Effective Date until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG and appointment of BDO were considered and approved by the Company’s audit committee and board of directors.

4.	There have been no modified opinions in the reports from KPMG on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

5.	In the opinion of the Company, as at the date hereof, there have been no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED this 25th day of June, 2025.

SOLARIS RESOURCES INC.

By:	(signed) “Richard Hughes”
	Name:	Richard Hughes
	Title:	Chief Financial Officer

Solaris - Signature Page to Notice of Change of Auditor